# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Archer Aviation Inc., CIK 0001824502
CUSIP: 03945R102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 190 West Tasman Drive, San Jose, California (CA), 95134
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-119843
Filed by CIK 0001684616

## Reporting persons
- Marc E. Lore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 465,530,068 shares of Class A common stock of Archer Aviation Inc. (the "Issuer") outstanding as of December 10, 2024, as reported by the Issuer in its registration statement on Form S-3ASR filed with the Securities and Exchange Commission on December 13, 2024 after giving effect to the Issuer's private placement completed in December 2024, as more specifically described therein.

## Item 1. Issuer
Name of issuer: Archer Aviation Inc.
Address of issuer's principal executive offices: 190 West Tasman Drive, San Jose, CA, 95134

## Item 2. Person Filing
Name of person filing: Marc E. Lore (the "Reporting Person")
Address of principal business office or, if none, residence: 443 Greenwich Street, PHA, NewYork, NY 10013
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of January 17, 2025, the date as of which the Reporting Person became obligated to file this Statement pursuant to Rule 13d-2(d), the Reporting Person directly held 2,235 shares of the Class A Common Stock of Archer Aviation Inc. (the "Issuer"). After January 17, 2025, the Reporting Person sold the remainder of such shares of the Issuer's Class A Common Stock. As of January 22, 2025, the Reporting Person ceased to hold any shares of the Issuer's capital stock.
Percent of class:
The percentage set forth below was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended, and based on an aggregate total of 465,530,068 shares of the Issuer's Class A Common Stock outstanding as of December 10, 2024, as reported by the Issuer in its registration statement filed on Form S-3ASR with the Securities and Exchange Commission on December 13, 2024 after giving effect to the Issuer's private placement completed in December 2024, as more specifically described therein.

0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc E. Lore: /s/ Marc E. Lore, Marc E. Lore (01/22/2025)